================================================================================
                                                              File No. 000-26052

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              ---------------

                                 FORM 6-K

                     Report of Foreign Private Issuer
                 Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      For the month of September 2001

                              ---------------

                             BAAN COMPANY N.V.
          (Exact name of registrant as specified in its charter)

                              ---------------

                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                 (Address of principal executive offices)

                              ---------------

               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
          20-F or Form 40-F.)

                     Form 20-F  X     Form 40-F
                              -------          -------

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes         No   X
                               -------   -------

               If "Yes" is marked, indicate below the file number
          assigned  to the  registrant  in  connection  with Rule
          12g3-2(b):    N/A
                    ----   ----

================================================================================

     On September 28, 2001, Baan Company N.V., a Netherlands corporation, issued the press release attached hereto as Exhibit 99.1.


              Exhibit No.           Description
              -----------           -----------

              Exhibit 99.1 Press release of Baan Company N.V. issued on September 28, 2001.

                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  September 25, 2001                    Baan Company N.V.

                                              By: /s/  Laurens van der Tang
                                                 -----------------------------
                                                 Name:  Laurens van der Tang
                                                 Title: President

                               EXHIBIT INDEX
                               -------------


Exhibit No.                         Description                         Page
-----------                         -----------                         ----

   99.1            Press release issued September 28, 2001.